May 7, 2007

Office of Registration and Reports

U.S. Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

RE:	AXA Enterprise Multimanager Funds Trust (“Trust”)
File No. 811-10507/333-70752

To the Staff of the Commission:

Enclosed for filing on behalf of the Trust are the following documents:

1	a copy of the original Fidelity Bond for Policy No. 713-42-75 (the “Bond”) which reflects the Trust’s aggregate coverage under the Bond of $25,000,000 effective as of 12:01 a.m. April 11, 2007 through 12:01 a.m. April 11, 2008. (Exhibit A)

2	a copy of the resolutions adopted at a meeting of the Board of Trustees of the Trust held on March 1, 2007 at which a majority of the Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended, approved the Fidelity Bond for the Trust, AXA Equitable Life Insurance Company, AXA Advisors, LLC, AXA Distributors, LLC and Enterprise Fund Distributors, Inc., effective as of April 11, 2007 and payment of the premium for the insurance coverage. (Exhibit B)

3	A copy of the Fidelity Bond Sharing Agreement with amendments. (Exhibit C)

The Trust is maintaining a joint insured bond in the amount of $25,000,000, which is sufficient coverage as required under paragraph (d) of Rule 17g-1 and the premium for this policy has been paid for the period of April 11, 2007 through April 11, 2008. If the Trust had not entered into a joint insured bond, it would have maintained a single insured bond in the same amount of $25,000,000, which is sufficient coverage as required under paragraph (d) of Rule 17g-1.

Please do not hesitate to contact me at (212) 314-4235 if you should have any questions.

Sincerely,

Judy Guhring
Senior Legal Assistant

cc: Patricia Louie